Exhibit 99.1



For Immediate Release


Company Contacts:

Stamatis Molaris               Leon Berman           Chuck Burgess
Chief Financial Officer        Principal             Managing Director
Stelmar Shipping Ltd.          The IGB Group         Abernathy MacGregor Group
011-30210-891-7260             212-477-8438          212-371-5999


              STELMAR SHIPPING LTD. RESPONDS TO OMI CORP. PROPOSAL


     Board of Directors Unanimously Determines That Proposal Is Not in Best
                     Interests of All Stelmar Shareholders


ATHENS, Greece June 7, 2004 - Stelmar Shipping Ltd. (NYSE: SJH) today announced that its Board of Directors has unanimously determined that OMI Corporation's proposal for a possible business combination is not in the best interests of all Stelmar shareholders, and the Board decided not to enter into discussions with OMI regarding its proposal. Nicholas Hartley, Chairman of the Board of Directors of Stelmar, today sent the following letter to Craig H. Stevenson, Jr., Chairman and CEO of OMI Corp.:

         June 7, 2004

         Craig H. Stevenson, Jr.
         Chairman and Chief Executive Officer
         OMI Corporation
         One Station Place
         Stamford, CT  60902

         Dear Mr. Stevenson:

         After careful consideration of OMI Corporation's proposal with our financial and legal advisors, the Board of Directors of Stelmar Shipping Ltd. has unanimously determined that OMI's proposal is not in the best interests of Stelmar shareholders.

         Stelmar's Board and management remain committed to maximizing value for all shareholders. Stelmar has built a leading tanker company, with a uniquely focused fleet that has consistently delivered profitability throughout the cycle. We believe that the significant fleet expansion in 2004 and strong secured revenue stream position the company well for the future.

         Yours sincerely,
         Nicholas Hartley

About Stelmar Shipping Ltd.

Stelmar Shipping Ltd. is an international provider of petroleum product and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately seven years, excluding newbuildings. With the delivery of five vessels expected by July 2004, and assuming no disposals, the Company's fleet of 36 tankers will expand to 41. The fleet includes two leased Aframax, and nine leased Handymax vessels.

Following the delivery of all newbuildings, the average age of Stelmar's total fleet will be reduced to six years. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; treatment by insurers of claims presented by the Company; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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